Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release                                                                                                                              News Release

North American Palladium
Closes Over-Allotment of Units

TORONTO, January 9 — North American Palladium Ltd. (TSX: PDL, PDL.WT) (AMEX: PAL, PAL.WS) announced today that it has closed its over-allotment offering of units to the underwriters of its December 2007 public offering of units and to Kaiser-Francis Oil Company. A total of 2.8 million units were issued under the over-allotment exercise at a price of US$4.00 per unit, for total gross proceeds of US$11.2 million. After taking the over-allotment exercise into account, the total gross proceeds to the Company from the unit offering are approximately US$86 million.

The proceeds of the offering and the exercise of the over-allotment option will be used to fund the growth and development of the Company’s operations and, in particular, to advance the Offset High Grade Zone Project, the Shebandowan West Project and the Arctic Platinum Project. The net proceeds of the offering and the exercise of the over-allotment option may also be used for general corporate purposes.

The lead manager of the underwriting syndicate for the December 2007 public unit offering was Merrill Lynch & Co. Co-managers were BMO Capital Markets, HSBC Securities (Canada) Inc. and UBS Securities Canada Inc.

About North American Palladium

North American Palladium is Canada’s largest producer of palladium. The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.

For further information please contact:

Fraser Sinclair

Vice President, Finance and CFO

(416) 360-7971 Ext. 222

Email: fsinclair@napalladium.com

Linda Armstrong

Director, Investor Relations

(416) 360-7971 Ext. 226

Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Statements in this press release relating to the anticipated use of proceeds are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including risks related to the exploration stage of the Company’s advanced exploration projects; market fluctuations in prices for securities of companies that operate in the resource sector; uncertainties about the availability of additional financing; uncertainties related to fluctuations in metal prices; the possibility that the Company may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s prospectus supplement relating to the offering of the units and the accompanying base shelf prospectus and the documents incorporated by reference therein. Although the Company believes the expectations reflected in its forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.